UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BTRS HOLDINGS INC.

(Name of Issuer)

Class 1 Common Stock, $0.0001

par value per share

(Title of Class of Securities)

11778X104

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Venture Fund 2012, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 25,706,922 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 25,706,922 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 25,706,922 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.0%
14	Type of reporting person PN

1	Names of reporting persons BCIP Venture Associates
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 2,510,636 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 2,510,636 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,510,636 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.6%
14	Type of reporting person PN

1	Names of reporting persons BCIP Venture Associates—B
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 149,506 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 149,506 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 149,506 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

This Amendment No. 2 to Schedule 13D relates to shares of class 1 common stock, $0.0001 par value per share (the “Common Stock”), of BTRS Holdings Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on January 22, 2021, as amended by Amendment No. 1 filed on July 8, 2021 (the “Initial Statement” and, as amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c)

As of the date hereof, Venture Fund 2012 holds 25,706,922 shares of Common Stock, representing approximately 16.0% of the outstanding shares of Common Stock, BCIPV holds 2,510,636 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock, and BCIPVB holds 149,506 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 28,367,064 shares of Common Stock, representing approximately 17.7% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 160,558,452 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Securities and Exchange Commission on August 9, 2022.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

As disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2022, on September 28, 2022 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Bullseye FinCo, Inc., a Delaware corporation (“Parent”), and Bullseye Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent on the terms and subject to the conditions set forth in the Merger Agreement.

Voting and Support Agreement

In connection with the entry into the Merger Agreement, the Reporting Persons entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the Parent, dated as of September 28, 2022, pursuant to which the Reporting Persons agreed, among other things, to vote all shares of Common Stock held by the Reporting Persons in favor of the Merger and the adoption of the Merger and for the approval and adoption of the Merger Agreement.

The foregoing summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Restrictive Covenant Agreement

In connection with the entry into the Merger Agreement, the Reporting Persons entered into a Restrictive Covenant Agreement (the “Restrictive Covenant Agreement”) with the Parent, dated as of September 28, 2022, pursuant to which the Reporting Persons agreed, among other things, to be bound by certain restrictions on hiring and soliciting senior-level employees and certain non-disparagement obligations.

The foregoing summary of the Restrictive Covenant Agreement does not purport to be complete and is qualified in its entirety by reference to the Restrictive Covenant Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Rollover and Contribution Agreement

In connection with the entry into the Merger Agreement, the Reporting Persons entered into a Rollover and Contribution Agreement (the “Rollover Agreement”) with the Parent, dated as of September 28, 2022, pursuant to which the Reporting Persons agreed to contribute an aggregate of 6,578,947 shares of Common Stock, consisting of 5,962,001 shares of Common Stock held by Venture Fund 2012, 582,272 shares of Common Stock held by BCIPV and 34,674 shares of Common Stock held by BCIPVB, to Bullseye Holdings, LP in exchange for equity interests in Bullseye Holdings, LP, pursuant to the terms set forth in the Rollover Agreement.

The foregoing summary of the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit E	Voting and Support Agreement (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated September 28, 2022)

Exhibit F	Restrictive Covenant Agreement (incorporated by reference from Exhibit 10.5 of the Issuer’s Current Report on Form 8-K dated September 28, 2022)

Exhibit G	Rollover Agreement (incorporated by reference from Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated September 28, 2022)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022	Bain Capital Venture Fund 2012, L.P.

	By:	Bain Capital Venture Partners 2012, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory

BCIP Venture Associates—B

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory